# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electra Therapeutics, Inc., CIK 0002088082
CUSIP: 284825106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 230 East Grand Avenue, Suite S-100, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001749591

## Reporting persons
- Westlake BioPartners Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,527,136; shared voting power 3,527,136; sole dispositive power 3,527,136; shared dispositive power 3,527,136; aggregate amount beneficially owned 3,527,136 (5.6% of the class)
  Comment: Row 5 - 3,527,136 shares, except that Westlake BioPartners GP I, LLC ("Westlake GP I"), the general partner of Westlake BioPartners Fund I, L.P. ("Westlake Fund I"), may be deemed to have sole voting power, and Dr. Beth C. Seidenberg ("Seidenberg"), the sole managing director of Westlake GP I, may be deemed to have sole power to vote these shares.
  
  Row 7 - 3,527,136 shares, except that Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole dispositive power, and Seidenberg, the sole managing director of Westlake GP I, may be deemed to have sole power to dispose of these shares.
- Westlake BioPartners GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,527,136; shared voting power 3,527,136; sole dispositive power 3,527,136; shared dispositive power 3,527,136; aggregate amount beneficially owned 3,527,136 (5.6% of the class)
  Comment: Row 5 - 3,527,136 shares, all of which are owned directly by Westlake Fund I. Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole voting power, and Seidenberg, the sole managing director of Westlake GP I, may be deemed to have sole power to vote these shares.
  
  Row 7 - 3,527,136 shares, all of which are owned directly by Westlake Fund I. Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole dispositive power, and Seidenberg, the sole managing director of Westlake GP I, may be deemed to have sole power to dispose of these shares.
- Westlake BioPartners Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,820,403; shared voting power 2,820,403; sole dispositive power 2,820,403; shared dispositive power 2,820,403; aggregate amount beneficially owned 2,820,403 (4.5% of the class)
  Comment: Row 5 - 2,820,403 shares, except that Westlake BioPartners GP II, LLC ("Westlake GP II"), the general partner of Westlake BioPartners Fund II, L.P. ("Westlake Fund II"), may be deemed to have sole voting power, and Seidenberg, the sole managing director of Westlake GP II, may be deemed to have sole power to vote these shares.
  
  Row 7 - 2,820,403 shares, except that Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole dispositive power, and Seidenberg, the sole managing director of Westlake GP II, may be deemed to have sole power to dispose of these shares.
- Westlake BioPartners GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,820,403; shared voting power 2,820,403; sole dispositive power 2,820,403; shared dispositive power 2,820,403; aggregate amount beneficially owned 2,820,403 (4.5% of the class)
  Comment: Row 5 - 2,820,403 shares, all of which are owned directly by Westlake Fund II. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole voting power, and Seidenberg, the sole managing director of Westlake GP II, may be deemed to have sole power to vote these shares.
  
  Row 7 - 2,820,403 shares, all of which are owned directly by Westlake Fund II. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole dispositive power, and Seidenberg, the sole managing director of Westlake GP II, may be deemed to have sole power to dispose of these shares.
- Dr. Beth C. Seidenberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,347,539; shared voting power 6,347,539; sole dispositive power 6,347,539; shared dispositive power 6,347,539; aggregate amount beneficially owned 6,347,539 (10.1% of the class)
  Comment: Row 5 - 6,347,539 shares, of which 3,527,136 shares are held directly by Westlake Fund I and 2,820,403 shares are held directly by Westlake Fund II. Westlake GP I is the general partner of Westlake Fund I, and Westlake GP II is the general partner of Westlake Fund II. Seidenberg, as the sole managing director of each of Westlake GP I and Westlake GP II, may be deemed to have sole voting power over the shares held directly by each of Westlake Fund I and Westlake Fund II.
  
  Row 7 - 6,347,539 shares, of which 3,527,136 shares are held directly by Westlake Fund I and 2,820,403 shares are held directly by Westlake Fund II. Seidenberg, as the sole managing director of each of Westlake GP I and Westlake GP II, may be deemed to have sole dispositive power over the shares held directly by each of Westlake Fund I and Westlake Fund II.

## Item 1. Issuer
Name of issuer: Electra Therapeutics, Inc.
Address of issuer's principal executive offices: 230 East Grand Avenue, Suite S-100 South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Westlake BioPartners Fund I, L.P. ("Westlake Fund I"), Westlake BioPartners GP I, LLC ("Westlake GP I"), Westlake BioPartners Fund II, L.P. ("Westlake Fund II"), Westlake BioPartners GP II, LLC ("Westlake GP II") and Dr. Beth C. Seidenberg ("Seidenberg") (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is c/o Westlake BioPartners, LLC, 3075 Townsgate Road, Suite 140, Westlake Village, California 91361.
Citizenship: Each of Westlake GP I and Westlake GP II is a limited liability company organized under the laws of the State of Delaware. Each of Westlake Fund I and Westlake Fund II is a limited partnership organized under the laws of the State of Delaware. Seidenberg is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.*
Percent of class: See Row 11 of the cover page for each Reporting Person.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person.*

* Except to the extent of a Reporting Person's pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of each of Westlake Fund I and Westlake Fund II and the limited liability company agreement of each of Westlake GP I and Westlake GP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT INDEX

Exhibit Description

1 Joint Filing Agreement
2 Power of Attorney - Westlake BioPartners Fund I, L.P. and Westlake BioPartners GP I, LLC
3 Power of Attorney - Westlake BioPartners Fund II, L.P. and Westlake BioPartners GP II, LLC

## Signatures
- Westlake BioPartners Fund I, L.P.: Westlake BioPartners GP I, LLC, General Partner (10/27/2026)
- Westlake BioPartners Fund I, L.P.: /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact* (10/27/2026)
- Westlake BioPartners GP I, LLC: /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact* (10/27/2026)
- Westlake BioPartners Fund II, L.P.: Westlake BioPartners GP II, LLC, General Partner (10/27/2026)
- Westlake BioPartners Fund II, L.P.: /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact* (10/27/2026)
- Westlake BioPartners GP II, LLC: /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact* (10/27/2026)
- Dr. Beth C. Seidenberg: /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact* (10/27/2026)
Comment: * This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are included herein as exhibits to this Schedule 13G.